UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 31, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Senomyx, Inc.

File Nos. 333-113998 and 000-50791

CF#33387

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Senomyx, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting extensions of multiple previous grants of confidential treatment for information excluded from the exhibits to the filings listed below.

Based on representations by Senomyx, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	File No.	Filed on	Confidential Treatment Granted Through
10.12	S-1	333-113998	March 29, 2004	April 14, 2019
10.14	S-1	333-113998	March 29, 2004	April 14, 2019
10.16	S-1	333-113998	March 29, 2004	April 14, 2019
10.1	10-Q	000-50791	May 5, 2006	April 14, 2019
10.2	10-Q	000-50791	May 7, 2009	April 14, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary